MICROMEM TECHNOLOGIES INC.
777 Bay Street, Suite 1910, Toronto, Ontario M5G 2E4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of Micromem Technologies Inc. (the "Corporation") will be held at the **Albany Club, 91 King Street East, Toronto, Ontario, M5C 1G3** at the hour of 2:30 p.m. (Eastern) on Friday, May 27, 2005, for the following purposes:

1.   the election of directors;

2.   the appointment of Grant Thornton LLP, Chartered Accountants, as auditors of the Corporation in respect of the current year and to authorize the directors to fix their remuneration;

3.   to increase the number of common shares reserved for issuance under stock options granted under the Corporation's Stock Option Plan by 5,000,000;

4.   to authorize the Corporation to issue common shares pursuant to private placement agreements with arm's length subscribers, public distributions or as consideration for the acquisition of assets by the Corporation during the 12-month period;

5.   to authorize the Corporation to issue common shares pursuant to a proposed compensation arrangement for the Chairman of the Corporation;

6.   ratification of all prior acts of the directors and officers of the Corporation; and

7.   such further and other business as may be properly brought before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting are the following documents: An Information Circular, a Form of Proxy, a Supplemental Mailing List Reply and Consent Form, and the Audited Financial Statements of the Corporation in respect of the fiscal year ended October 31, 2004 and Management's Discussion and Analysis for the 2004 fiscal year.

Shareholders entitled to vote who do not expect to be present at the Meeting are urged to date, sign and return the enclosed form of proxy. Refer to "Notes" below.

DATED at Toronto, Ontario this 27th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"Joseph Fuda" (signed)
Joseph Fuda
President, C.E.O. and Director

NOTES:

1.	Shareholders registered on the books of the Corporation at the close of business on April 8, 2005 are entitled to Notice of the Meeting.

2.	Shareholders registered on the books of the Corporation at the close of business on April 8, 2005 are entitled to vote at the Meeting.

3.	The directors have fixed the hour of 4:00 p.m. on the last business day preceding the Meeting or any adjournment thereof as the time before which the instrument of proxy to be used at the Meeting must be deposited with the Corporation's transfer agent, Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 3C3, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.